Filed by: Standard Diversified Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Standard Diversified Inc. (Commission File No.: 001-36696)

On April 13, 2020, Standard Diversified Inc. issued the following press release:

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STANDARD DIVERSIFIED INC. PROVIDES UPDATE ON
PENDING CORPORATE REORGANIZATION

Discusses Certain Terms of Merger Agreement

Also Updates Status of Insurance Company and Out-of-Home Advertising Business

NEW YORK, NY, April 13, 2020 – Standard Diversified Inc. (the “Company”) (NYSE American: SDI) today provided an update with respect to the pending corporate reorganization to be accomplished through a merger (the “Merger”) with Turning Point Brands, Inc. (“Turning Point”), of which the Company held a slightly greater than 50% interest as of December 31, 2019.  As announced on April 8, 2020, the Company and Turning Point have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will merger with and into Standard Merger Sub, LLC, a wholly owned subsidiary of Turning Point (“Merger Sub”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Turning Point.  The Merger is intended to constitute a tax-free “downstream reorganization” for U.S. federal income tax purposes.

Pursuant to the Merger Agreement, each share of the Company’s Class A Common Stock, par value $0.01 per share, and the Company’s Class B Common Stock, par value $0.01 per share (collectively, the “SDI Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by Turning Point, Merger Sub or any subsidiary of Turning Point) will be converted into the right to receive the Merger Consideration.  The Merger Consideration means a fraction of a share of TPB Voting Common Stock, par value $0.01 per share (“TPB Common Stock”) equal to (a) 97% of the total number of shares of TPB Common Stock held by the Company at the Effective Time, divided by (b)(1) the total number of shares of SDI Common Stock outstanding at such date plus (2) the total number of shares of SDI Common Stock underlying all awards of shares of SDI Common Stock granted under the Company’s 2017 Omnibus Equity Incentive Plan (the “Plan”) that are unvested or subject to a risk of forfeiture and awards of restricted stock units relating to shares of SDI Common Stock granted under the Plan that will vest immediately prior the Effective Time, but only to the extent such shares were not outstanding prior to such vesting.

The Merger Agreement contains a condition to closing that the Company have no more than $25,000 of net liabilities on its balance sheet at closing of the Merger. The closing of the proposed transaction is subject to the approval of the Company’s stockholders, and is expected to close in the summer of 2020.

Also as previously announced, the Merger Agreement contains a condition requiring the Company, prior to the Merger, to cause all assets and liabilities of its indirect wholly-owned subsidiary, Maidstone Insurance Company (“Maidstone”), to be conveyed to the New York State Liquidation Bureau.  Maidstone is currently subject to an Order of Liquidation filed by the New York State Department of Financial Services on January 14, 2020 and approved by the Supreme Court of the State of New York, County of Nassau, on February 13, 2020. At such time, the control and assets of Maidstone vested with the NYS Liquidation Bureau and were no longer under the Company’s control, and all Maidstone assets and liabilities were removed from the Company’s financial statements.

The Company entered into and consummated the transactions contemplated by a definitive Membership Interest Purchase Agreement (the “MIPA”) whereby the Company sold, on such date, all of its equity interests in Standard Outdoor LLC, which constituted 100% of the outstanding equity interests, to Billboards LLC, an affiliate of Standard General L.P.  The purchase consideration under the MIPA consisted of the assumption by Billboards LLC of $6,965,562 of the outstanding indebtedness of Standard Outdoor LLC (equaling amounts payable under promissory notes issued by Standard Outdoor LLC in past acquisitions) and 136,545 shares of TPB Common Stock valued by the parties at $2,824,438.

The Company received legal advice from Morgan, Lewis & Bockius LLP in connection with the transactions. The Special Committee of Independent Directors received financial advice from Houlihan Lokey, Inc. in connection with the transactions and legal advice from Young Conaway Stargatt & Taylor, LLP.

About Standard Diversified Inc.

Standard Diversified Inc. is a holding company that owns and operates subsidiaries in a variety of industries. For more information about the Company, please visit the Company’s website at www.standarddiversified.com.

Caution Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “plan,” “target,” “goal,” “believes,” “intends,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import or future or conditional verbs such as will, may, might, should, would, could, or similar variations. Similarly, statements herein that describe the merger, including its financial and operational impact, and other statements of the parties’ or management’s plans, expectations, objectives, projections, beliefs, intentions, goals, and statements about the benefits of the merger, the expected timing of completion of the merger, and other statements that are not historical facts are also forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of TPB Common Stock or SDI Common Stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the unpredictability of the commercial success of Turning Point’s businesses or operations; the effects of dispositions of businesses or assets; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; competitive responses to the transactions; the ability of the parties to consummate the merger on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the merger, including, but not limited to, approval by the Company’s stockholders; the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Turning Point to implement its plans, forecasts and other expectations with respect to Turning Point’s business after the completion of the merger; business disruption following the transaction; the merger may not be completed on the timeframe expected or at all; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transactions and the other risks and important factors contained and identified in the Company’s and Turning Point’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements, the registration statement on Form S-4 to be filed by Turning Point and the proxy statement of the Company with respect to the vote of its stockholders to approve the transactions (to be included as part of the Turning Point’s registration statement on Form S-4). As a result of these and other risks, the merger may not be completed on the timeframe expected or at all.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Turning Point nor the Company assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information

In connection with the merger, Turning Point will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Turning Point and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the merger with the SEC.  The proposed merger involving Turning Point and the Company will be submitted to the Company’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TURNING POINT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to the Company’s stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Turning Point or the Company. The documents filed by Turning Point with the SEC may be obtained free of charge at Turning Point’s website at www.turningpointbrands.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Turning Point by contacting Turning Point’s Investor Relations department at (502) 774-9238. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.standarddiversified.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Standard Diversified Inc., 767 5th Ave., 12th Floor, New York, NY 10153, Attention: Investor Relations, Telephone (212) 836-9606.

Participants in the Solicitation

Turning Point and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information about Turning Point’s directors and executive officers is available in Turning Point’s proxy statement dated March 19, 2020, for its 2020 annual meeting of stockholders. Information about the Company’s directors and executive officers is available in the Company’s Form 10-K/A filed with the SEC on April 29, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Turning Point or the Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contact Information

Standard Diversified Inc.: Adam Prior, The Equity Group, Inc. / aprior@equityny.com / (212) 836-9606